                                                                    Exhibit 8.3

January 21, 1997

Board of Directors
Peoples Federal Savings and Loan Association
101 E. Court Street
P.O. Box 727
Sidney, Ohio 45365-4217

Re:      Subscription Rights -- Conversion of Peoples Federal Savings and Loan
                                Association of Sidney
                                Sidney, Ohio

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of Peoples-Sidney Financial Corporation ("Peoples-Sidney" or the "Corporation"), Sidney, Ohio, in regard to the conversion of Peoples Federal Savings and Loan Association of Sidney ("Peoples") from a federally-chartered mutual savings and loan association to a federally-chartered stock savings and loan association.

Because the Subscription Rights to purchase shares of Common Stock in Peoples-Sidney, which are to be issued to the depositors of Peoples and the other members of Peoples and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

         (1) The Subscription Rights will have no ascertainable fair market value, and;

         (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

/s/ Michael R. Keller
-----------------------------------
Michael R. Keller
President